Exopack Holding Corp.

3070 Southport Road

Spartanburg, South Carolina 29302

October 13, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Supplemental Letter With Respect to Registration Statement on Form S-4 (File No. 333-169574) of Exopack Holding Corp. and Guarantors Set Forth Below

Ladies and Gentlemen:

Exopack Holding Corp. (the “Company”), Exopack, LLC, Exopack Advanced Coatings, LLC, Exopack-Thomasville, LLC, Exopack-Hebron, L.L.C., Exopack-Ontario, Inc., Exopack-Technology, LLC, Cello-Foil Holding Corp., Cello-Foil Products, Inc., Intelicoat Technologies Image Products Matthews LLC, TPG Group Holding Corp., TPG Enterprises, Inc. and TPG (US), Inc. (collectively, the “Guarantors,” and together with the Company, the “Registrants”) are registering the exchange offer relating to $100,000,000 aggregate principal amount of 11.25% Senior Notes due 2014 and related guarantees pursuant to their Registration Statement on Form S-4 (File No. 333-169574) (the “Exchange Offer”) and the prospectus contained therein (the “Prospectus”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

1. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Exchange Notes”), and, to the best of each Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

2. The Registrants will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in no-action letters (such as Exxon Capital Holdings Corporation (available May 13, 1988) and similar letters) and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

Securities and Exchange Commission

4. The Registrants will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that any broker-dealer who holds old notes (within the meaning of the Prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such old notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a) An acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b) If the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such old notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[signature pages follow]

Securities and Exchange Commission

Very truly yours,

Exopack Holding Corp.
Exopack, LLC
Exopack Advanced Coatings, LLC
Exopack-Thomasville, LLC
Exopack-Hebron, L.L.C.
Exopack-Ontario, Inc.
Exopack-Technology, LLC
Cello-Foil Holding Corp.
Intelicoat Technologies Image Products Matthews LLC
TPG Group Holding Corp.
TPG Enterprises, Inc.
TPG (US), Inc.

By:	/s/ Jack E. Knott
Jack E. Knott
Chief Executive Officer

Cello-Foil Products, Inc.

By:	/s/ John Thomas
John Thomas
Chief Executive Officer